Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-281166 and 333-290301) of Fifth District Bancorp, Inc. of our report dated March 26, 2025, relating to the consolidated financial statements of Fifth District Bancorp, Inc. appearing in the Annual Report on Form 10-K of Fifth District Bancorp, Inc. for the year ended December 31, 2025.

/s/ Elliott Davis

Franklin, Tennessee

March 24, 2026

elliottdavis.com

“Elliott Davis" is the brand name under which Elliott Davis, LLC (doing business in North Carolina and D.C. as Elliott Davis, PLLC) and Elliott Davis Advisory, LLC and its subsidiary entities provide professional services. Elliott Davis, LLC and Elliott Davis Advisory, LLC and its subsidiary entities practice as an alternative practice structure in accordance with the AICPA Code of Professional Conduct and applicable law, regulations and professional standards. Elliott Davis, LLC is a licensed independent CPA firm that provides attest services to its customers. Elliott Davis Advisory, LLC and its subsidiary entities provide tax and business consulting services to their customers. Elliott Davis Advisory, LLC and its subsidiary entities are not licensed CPA firms. The entities falling under the Elliott Davis brand are each individual firms that are separate legal and independently owned entities and are not responsible or liable for the services and/or products provided by any other entity providing services and/or products under the Elliott Davis brand. Our use of the terms “our firm” and “we” and “us” and terms of similar import, denote the alternative practice structure conducted by Elliott Davis, LLC and Elliott Davis Advisory, LLC.